UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: May 9, 2013

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information contained in this Form 6-K Report.

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. dated May 9, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	/s/ Peter Evensen
Peter Evensen
Date: May 9, 2013		Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY LNG PARTNERS

REPORTS FIRST QUARTER RESULTS

Highlights

•	Generated distributable cash flow of $53.7 million in the first quarter of 2013, an increase of 6 percent from the first quarter of 2012.

•	Declared first quarter 2013 cash distribution of $0.675 per unit.

•	On February 12, 2013, completed the previously-announced 50/50 joint venture with Exmar NV which owns and charters-in 25 vessels in the LPG carrier segment.

•	Total liquidity of $301.2 million as at March 31, 2013.

Hamilton, Bermuda, May 9, 2013 – Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended March 31, 2013. During the first quarter of 2013, the Partnership generated distributable cash flow(1) of $53.7 million, compared to $50.8 million in the same quarter of the previous year. The increase primarily reflects the incremental distributable cash flow resulting from the following acquisitions: a 50 percent interest in Exmar LPG BVBA, a joint venture with Exmar NV that owns and charters-in 25 liquefied petroleum gas (LPG) carriers, including eight newbuilding carriers, in February 2013; and a 52 percent interest in six liquefied natural gas (LNG) carriers in February 2012.

On April 18, 2013, the Partnership declared a cash distribution of $0.675 per unit for the quarter ended March 31, 2013. The cash distribution is payable on May 14, 2013 to all unitholders of record on April 30, 2013.

Exmar LPG Joint Venture

On February 12, 2013, Teekay LNG entered into a joint venture with Belgium-based Exmar NV to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA includes 20 owned LPG carriers (including eight newbuildings scheduled for delivery between 2014 and 2016) and five chartered-in LPG carriers. In exchange for its 50 percent ownership in Exmar LPG BVBA, including newbuilding payments made prior to the establishment of the joint venture, Teekay LNG invested approximately $134 million of equity and assumed approximately $108 million of pro rata debt and lease obligations secured by certain vessels in the Exmar LPG BVBA fleet.

“With 100 percent of the Partnership’s LNG fleet operating under fixed-rate contracts, Teekay LNG is insulated from the recent decline in short-term LNG shipping rates,” commented Peter Evensen, Chief Executive Officer of Teekay GP L.L.C. “While demand for new LNG carrier capacity is expected to be volatile in the short-term, following the scheduled start-up of several new liquefaction projects beginning in late-2015, demand for new LNG carriers is expected to increase.” Mr. Evensen continued. “As a result, the Partnership is currently bidding on several LNG and floating regasification projects with start-up dates in late-2015 through 2017, including potential employment opportunities that we believe are well-suited to the Partnership’s two fuel-efficient LNG carrier newbuildings scheduled for delivery during the first-half of 2016.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $39.1 million for the quarter ended March 31, 2013, compared to $35.6 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $15.4 million and decreasing net income by $10.9 million for the three months ended March 31, 2013 and 2012, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $54.4 million and $24.7 million for the three months ended March 31, 2013 and 2012, respectively.

For accounting purposes, the Partnership is required to recognize the changes in the fair value of its derivative instruments on its consolidated statements of income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income as detailed in footnotes 3, 4 and 5 to the Summary Consolidated Statements of Income included in this release.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Operating Results

The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas segment and the Conventional Tanker segment (please refer to the “Teekay LNG’s Fleet” section of this release above and Appendices C to F for further details).

	Three Months Ended			Three Months Ended
	March 31, 2013			March 31, 2012
	(unaudited)			(unaudited)
(in thousands of U.S. Dollars)	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(i)	68,030	28,686	96,716	70,697	28,300	98,997
Vessel operating expenses	13,993	11,323	25,316	11,779	10,608	22,387
Depreciation and amortization	17,290	6,853	24,143	17,238	7,519	24,757
CFVO from consolidated vessels(ii)	51,937	13,633	65,570	56,832	15,835	72,667
CFVO from equity accounted vessels(iii)	41,999	—	41,999	26,186	—	26,186
Total CFVO(ii)	93,936	13,633	107,569	83,018	15,835	98,853

(i)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(ii)	Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts and includes (c) adjustments for direct financing leases and two Suezmax tankers to a cash basis. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see Appendix E for a reconciliation of CFVO from consolidated vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.
(iii)	The Partnership’s equity accounted investments for the three months ended March 31, 2013 and 2012 include the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures, which owns one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG Project; and the Partnership’s 52 percent interest in MALT LNG Holdings ApS, the joint venture between the Partnership and Maurbeni Corporation, which owns six LNG carriers. The Partnership’s equity accounted investments for the three months ended March 31, 2013 also includes the Partnership’s acquisition of a 50 percent interest in Exmar LPG BVBA, the joint venture between the Partnership and Exmar NV, completed in February 2013, which owns and charters-in 25 vessels in the LPG carrier segment, including eight newbuildings. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

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Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas segment, excluding equity-accounted vessels, decreased to $51.9 million in the first quarter of 2013 from $56.8 million in the same quarter of the prior year. The decrease is primarily due to the scheduled drydocking of the Arctic Spirit during the first quarter of 2013, which resulted in 41 days of off-hire, and higher vessel operating expenditures due to preparations for the scheduled drydocking of the two Tangguh project LNG carriers during the second and fourth quarters in 2013.

Cash flow from vessel operations from the Partnership’s equity-accounted vessels in the Liquefied Gas segment increased to $42.0 million in the first quarter of 2013 from $26.2 million in the same quarter of the prior year. This increase was primarily due to the Teekay LNG-Marubeni joint venture’s acquisition of six LNG carriers from A.P. Moller Maersk A/P (the MALT LNG Carriers) in February 2012 and the acquisition of a 50 percent interest in the Exmar LPG BVBA joint venture in February 2013.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $13.6 million in the first quarter of 2013 from $15.8 million in the same quarter of the prior year, primarily as a result of amendments to two of the Partnership’s Suezmax tanker charter contracts that temporarily reduces the daily hire rate for each vessel by $12,000 from October 2012 until September 2014. During this period, however, if Suezmax spot tanker rates exceed the amended rates, the charterer will pay the Partnership the excess amount up to a maximum of the original daily charter rate.

Teekay LNG’s Fleet

The following table summarizes the Partnership’s fleet as of May 1, 2013:

	Number of Vessels
	Owned Vessels		In-Chartered Vessels		Newbuilds		Total
LNG Carrier Fleet	27	(i)	—		2		29
LPG/Multigas Carrier Fleet	16	(ii)(iii)	5	(iv)	8	(ii)	29
Conventional Tanker Fleet	11		—		—		11

Total	54		5		10		69

(i)	The Partnership’s ownership interests in these vessels ranges from 33 percent to 100 percent.
(ii)	The Partnership’s ownership interests in these vessels ranges from 50 percent to 99 percent.
(iii)	Excludes one LPG carrier, the Donau, owned by the Exmar LPG BVBA that was sold in April 2013.
(iv)	The Partnership’s interest in these vessels is 50 percent.

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Liquidity

As of March 31, 2013, the Partnership had total liquidity of $301.2 million (comprised of $91.0 million in cash and cash equivalents and $210.2 million in undrawn credit facilities), compared to total liquidity of $495.0 million as of December 31, 2012. The decrease in liquidity during the first quarter of 2013 is primarily due to the acquisition of the Partnership’s 50 percent interest in Exmar LPG BVBA, advances to Exmar LPG BVBA of $13.8 million to fund newbuilding installments and drydocking expenditures incurred during the quarter.

Availability of 2012 Annual Report

The Partnership filed its 2012 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 16, 2013. Copies of this report are available on Teekay LNG’s website, under “SEC Filings”, at www.teekaylng.com. Unitholders may request a printed copy of this Annual Report, including the complete audited financial statements, free of charge by contacting Teekay LNG Partners Investor Relations.

Conference Call

The Partnership plans to host a conference call on Friday, May 10, 2013 at 11:00 a.m. (ET) to discuss the results for the first quarter of 2013. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 322-2356 or (416) 640-3405, if outside North America, and quoting conference ID code 2188375.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekaylng.com (the archive will remain on the web site for a period of 30 days).

A supporting First Quarter 2013 Earnings Presentation will also be available at www.teekaylng.com in advance of the conference call start time.

The conference call will be recorded and made available until Friday, May 17, 2013. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 2188375.

About Teekay LNG Partners L.P.

Teekay LNG Partners is the world’s third largest independent owner and operator of LNG carriers, providing LNG, LPG and crude oil marine transportation services generally under long-term, fixed-rate charter contracts through its interests in 29 LNG carriers (including one LNG regasification unit and two newbuildings), 29 LPG/Multigas carriers (including five chartered-in LPG carriers and eight newbuildings) and 11 conventional tankers. The Partnership’s interests in these vessels range from 33 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

Website: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended
	March 31,	December 31,	March 31,
	2013	2012	2012
	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	97,107	98,236	99,340

OPERATING EXPENSES
Voyage expenses	391	327	343
Vessel operating expenses(1)	25,316	25,735	22,387
Depreciation and amortization	24,143	26,227	24,757
General and administrative(1)	5,469	5,258	5,260
Write down of vessels(2)	—	29,367	—

	55,319	86,914	52,747

Income from vessel operations	41,788	11,322	46,593

OTHER ITEMS
Equity income(3)	26,424	29,634	17,048
Interest expense	(13,248)	(13,265)	(12,798)
Interest income	515	771	932
Realized and unrealized (loss) gain on derivative instruments(4)	(8,285)	14,373	(15,903)
Foreign exchange gain (loss)(5)	8,211	(6,255)	(9,668)
Other (expense) income – net	(374)	540	475

Net income	55,031	37,120	26,679

Net income attributable to:
Non-controlling interest	586	8,895	1,948
Partners	54,445	28,225	24,731
Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- basic	69,683,763	69,683,763	64,857,900
- diluted	69,686,503	69,683,763	64,857,900
Total number of units outstanding at end of period	69,683,763	69,683,763	64,857,900

(1)	In order to more closely align the Partnership’s presentation to many of its peers, the cost of ship management services of $1.9 million for the three months ended March 31, 2013 have been presented as vessel operating expenses. Prior to 2013, the Partnership included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified were $2.0 million and $1.9 million for the three months ended December 31, 2012 and March 31, 2012, respectively.
(2)	The carrying values of three of the Partnership’s conventional Suezmax tankers (the Tenerife Spirit, Algeciras Spirit and Huelva Spirit) were written down during the three months ended December 31, 2012 due to the expected termination of their time-charter contracts between August 2013 and April 2014. The estimated fair value was based on a discounted cash flow approach and such estimates of cash flows were based on existing time-charter contracts, lease obligations and budgeted operating costs.

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(3)	Equity income includes unrealized gains on derivative instruments as detailed in the table below:

	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012
Equity income	26,424	29,634	17,048
Proportionate share of unrealized gains on derivative instruments	4,599	9,599	5,061

Equity income excluding unrealized gains on derivative instruments	21,825	20,035	11,987

Equity income also includes the Partnership’s share of Exmar LPG BVBA which is based on preliminary purchase price adjustments.

(4)	The realized (losses) gains relate to the amounts the Partnership actually paid to settle derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012
Realized (losses) gains relating to:
Interest rate swaps	(9,526)	(9,614)	(9,079)
Toledo Spirit time-charter derivative contract	—	945	(32)

	(9,526)	(8,669)	(9,111)

Unrealized (losses) gains relating to:
Interest rate swaps	(1,259)	21,442	(7,092)
Toledo Spirit time-charter derivative contract	2,500	1,600	300

	1,241	23,042	(6,792)

Total realized and unrealized (losses) gains on derivative instruments	(8,285)	14,373	(15,903)

(5)	For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the consolidated statements of income.

Foreign exchange (loss) gain includes realized gains relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swap that was entered into as an economic hedge in relation to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds. The Partnership issued NOK 700 million of unsecured bonds in May 2012 that mature in 2017. Foreign exchange (loss) gain also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized (losses) gains on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012
Realized gains on cross-currency swaps	58	102	—
Unrealized (losses) gains on cross-currency swaps	(6,191)	4,516	—
Unrealized gains (losses) on revaluation of NOK bonds	5,923	(3,523)	—

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at March 31,	As at December 31,
	2013	2012
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	90,982	113,577
Restricted cash – current	34,166	34,160
Other current assets	21,469	19,244
Advances to affiliates	3,273	13,864
Restricted cash – long-term	494,353	494,429
Vessels and equipment	1,901,373	1,911,016
Advances on newbuilding contracts	38,829	38,624
Net investments in direct financing leases	401,795	403,386
Derivative assets	144,252	162,559
Investments in and advances to equity accounted joint ventures(1)	589,507	409,735
Other assets	39,844	39,237
Intangible assets	106,524	109,984
Goodwill	35,631	35,631

Total Assets	3,901,998	3,785,446

LIABILITIES AND EQUITY
Accounts payable, accrued liabilities and unearned revenue	51,692	59,729
Current portion of long-term debt and capital leases	249,357	156,761
Advances from affiliates	16,551	12,083
Long-term debt and capital leases	1,933,467	1,894,166
Derivative liabilities	282,938	296,295
Other long-term liabilities	111,271	112,138
Equity
Non-controlling interest(2)	41,736	41,294
Partners’ equity	1,214,986	1,212,980

Total Liabilities and Total Equity	3,901,998	3,785,446

(1)	Investments in and advances to equity accounted joint ventures includes the Partnership’s investment in Exmar LPG BVBA which is based on preliminary purchase price adjustments.
(2)	Non-controlling interest includes a 30 percent equity interest in the RasGas II project (which owns three LNG carriers), a 31 percent equity interest in the Tangguh Project (which owns two LNG carriers), a 1 percent equity interest in the two Kenai LNG carriers, a 1 percent equity interest in the Excalibur joint venture (which owns one LNG carrier), and a 1 percent equity interest in the five LPG/Multigas carriers that are chartered out to I.M. Skaugen ASA, which in each case represents the ownership interest not owned by the Partnership.

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2013	2012
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	36,561	48,299

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	178,797	209,128
Scheduled repayments of long-term debt	(18,785)	(18,439)
Prepayments of long-term debt	(10,000)	—
Scheduled repayments of capital lease obligations and other long-term liabilities	(2,592)	(2,510)
Advances to joint venture partners and equity accounted joint ventures	(16,785)	(3,600)
Increase in restricted cash	(424)	(30,215)
Cash distributions paid	(52,972)	(44,331)
Other	(144)	—

Net financing cash flow	77,095	110,033

INVESTING ACTIVITIES
Purchase of equity accounted investments	(136,841)	(170,067)
Receipts from direct financing leases	1,591	1,481
Expenditures for vessels and equipment	(1,001)	(838)
Other	—	1,369

Net investing cash flow	(136,251)	(168,055)

Decrease in cash and cash equivalents	(22,595)	(9,723)
Cash and cash equivalents, beginning of the period	113,577	93,627

Cash and cash equivalents, end of the period	90,982	83,904

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TEEKAY LNG PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. Dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Net income – GAAP basis	55,031	26,679
Less:
Net income attributable to non-controlling interest	(586)	(1,948)

Net income attributable to the partners	54,445	24,731
(Subtract) add specific items affecting net income:
Unrealized foreign exchange (gains) losses(1)	(8,048)	9,668
Unrealized (gains) losses from derivative instruments(2)	(1,241)	6,792
Unrealized gains from derivative instruments and other items from equity accounted investees(3)	(4,599)	(4,811)
Non-controlling interests’ share of items above(4)	(1,506)	(777)

Total adjustments	(15,394)	10,872

Adjusted net income attributable to the partners	39,051	35,603

(1)	Unrealized foreign exchange (gains) losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized loss on the cross-currency swap economically hedging the Partnership’s NOK bond and exclude the realized gains relating to the cross currency swap for the NOK bonds.
(2)	Reflects the unrealized (gains) losses due to changes in the mark-to-market value of interest rate derivative instruments that are not designated as hedges for accounting purposes.
(3)	Reflects the unrealized gains due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes within the Partnership’s equity-accounted investments and $0.3 million of start-up related costs during the three months ended March 31, 2012 relating to the acquisition of the six MALT LNG Carriers.
(4)	Items affecting net income include items from the Partnership’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY LNG PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

DISTRIBUTABLE CASH FLOW (DCF)

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, deferred income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income.

	Three Months Ended	Three Months Ended
	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Net income:	55,031	26,679
Add:
Depreciation and amortization	24,143	24,757
Partnership’s share of equity accounted joint ventures’ DCF before estimated maintenance capital expenditures	31,343	16,828
Less:
Estimated maintenance capital expenditures	(16,399)	(12,716)
Equity income	(26,424)	(17,048)
Unrealized foreign exchange (gain) loss	(8,048)	9,668
Unrealized (gain) loss on derivatives and other non-cash items	(2,141)	7,050

Distributable Cash Flow before Non-controlling interest	57,505	55,218
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(3,840)	(4,450)

Distributable Cash Flow	53,665	50,768

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TEEKAY LNG PARTNERS L.P.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET VOYAGE REVENUES

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Net Voyage Revenues

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to voyage revenues or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States.

	Three Months Ended March 31, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	68,030	29,077	97,107
Voyage expenses	—	391	391

Net voyage revenues	68,030	28,686	96,716

	Three Months Ended March 31, 2012
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	70,733	28,607	99,340
Voyage expenses	36	307	343

Net voyage revenues	70,697	28,300	98,997

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TEEKAY LNG PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. Dollars)

	Three Months Ended March 31, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(1)	68,030	28,686	96,716
Vessel operating expenses	13,993	11,323	25,316
Depreciation and amortization	17,290	6,853	24,143
General and administrative	3,684	1,785	5,469

Income from vessel operations	33,063	8,725	41,788

	Three Months Ended March 31, 2012
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(1)	70,697	28,300	98,997
Vessel operating expenses	11,779	10,608	22,387
Depreciation and amortization	17,238	7,519	24,757
General and administrative	3,559	1,701	5,260

Income from vessel operations	38,121	8,472	46,593

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY LNG PARTNERS L.P.

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS

FROM CONSOLIDATED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Consolidated Vessels

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts included in voyage revenues, and includes (c) adjustments for direct financing leases and two Suezmax tankers to a cash basis. The Partnership’s only direct financing leases for the periods indicated relate to the Partnership’s 69% interest in two LNG carriers, the Tangguh Sago and Tangguh Hiri. The Partnership’s cash flow from vessel operations from consolidated vessels does not include the Partnership’s cash flow from vessel operations from its equity-accounted joint ventures. Cash flow from vessel operations is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s consolidated vessels. Cash flow from vessel operations from consolidated vessels is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States.

	Three Months Ended March 31, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	33,063	8,725	41,788
Depreciation and amortization	17,290	6,853	24,143
Amortization of in-process revenue contracts included in voyage revenues	—	(278)	(278)
Tangguh LNG revenue accounted for as direct financing leases	(11,455)	—	(11,455)
Tangguh LNG cash flow from time-charter contracts	13,039	—	13,039
Cash flow adjustment for two Suezmax tankers(1)	—	(1,667)	(1,667)

Cash flow from vessel operations from consolidated vessels	51,937	13,633	65,570

	Three Months Ended March 31, 2012
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	38,121	8,472	46,593
Depreciation and amortization	17,238	7,519	24,757
Amortization of in-process revenue contracts included in voyage revenues	—	(124)	(124)
Tangguh LNG revenue accounted for as direct financing leases	(11,578)	—	(11,578)
Tangguh LNG cash flow from time-charter contracts	13,051	—	13,051
Realized loss on Toledo Spirit derivative contract	—	(32)	(32)

Cash flow from vessel operations from consolidated vessels	56,832	15,835	72,667

(1)	The Partnership’s charter contracts for two of its Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012 which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months commencing October 1, 2012. The cash impact of the change in hire rates is not fully reflected in the Partnership’s statements of income as the change in the lease payments are being recognized straight-line over the term of the lease.

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TEEKAY LNG PARTNERS L.P.

APPENDIX F – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS FROM EQUITY ACCOUNTED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Equity Accounted Vessels

Cash flow from vessel operations from equity accounted vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts and includes (c) adjustments for direct financing leases to a cash basis. Cash flow from vessel operations from equity accounted vessels is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity-accounted joint ventures. Cash flow from vessel operations from equity accounted vessels is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States.

	Three Months Ended March 31, 2013		Three Months Ended March 31, 2012
	(unaudited)		(unaudited)
	At 100%	Partnership’s Portion(1)	At 100%	Partnership’s Portion(1)
Voyage revenues	127,152	57,962	78,692	32,900
Vessel and other operating expenses	32,684	15,237	18,114	7,785
Depreciation and amortization	18,418	9,396	6,657	3,404

Income from vessel operations of equity accounted vessels	76,050	33,329	53,921	21,711

Interest expense	(15,517)	(6,885)	(21,825)	(8,382)
Realized and unrealized (loss) gain on derivative instruments	(1,094)	(360)	9,522	3,028
Other income – net	402	340	919	691

Other items	(16,209)	(6,905)	(11,384)	(4,663)

Net income / equity income of equity accounted vessels	59,841	26,424	42,537	17,048

Income from vessel operations	76,050	33,329	53,921	21,711
Depreciation and amortization	18,418	9,396	6,657	3,404
Revenue accounted for as direct financing leases	(49,050)	(17,946)	(50,240)	(18,363)
Cash flow from time-charter contracts	55,926	20,441	56,938	20,810
Amortization of in-process revenue contracts and other	(6,200)	(3,221)	(2,650)	(1,376)

Cash flow from vessel operations from equity accounted vessels	95,144	41,999	64,626	26,186

(1)	The Partnership’s equity accounted investments for the three months ended March 31, 2013 and 2012 include the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures, which owns one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG Project; and the Partnership’s 52 percent interest in MALT LNG Holdings ApS, the joint venture between the Partnership and Maurbeni Corporation, which owns six LNG carriers. The Partnership’s equity accounted investments for the three months ended March 31, 2013 also includes the Partnership’s acquisition of a 50 percent interest in Exmar LPG BVBA, the joint venture between the Partnership and Exmar NV, completed in February 2013, which owns and charters-in 25 vessels in the LPG carrier segment, including eight newbuildings.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: future growth opportunities, including the Partnership’s ability to successfully bid for new LNG shipping and regasification projects; the Partnership’s ability to secure long-term contract employment for the two LNG carrier newbuilding vessels; expected delivery dates for the Partnership’s newbuildings; and LNG and LPG shipping market fundamentals, including the short-term demand for LNG carrier capacity, future growth in global LNG supply, and the balance of supply and demand of shipping capacity and shipping charter rates in these sectors. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: availability of LNG shipping LPG shipping, floating storage, regasification and other growth project opportunities; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; the Partnership’s ability to secure new contracts through bidding on project tenders; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the financial ability of our charterers to pay their charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels or attain fixed-rate long-term contracts for newbuilding vessels; the Partnership’s ability to raise financing to purchase additional vessels or to pursue other projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; competitive dynamics in bidding for potential LNG or LPG projects; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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